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                                                                 EXHIBIT (a)(11)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only pursuant to the Offer to Purchase, dated July 1, 2002, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other applicable laws of such jurisdiction. However, Purchaser (as defined below) may, in its sole discretion, take such actions as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Puerto Rican Cement Company, Inc.
at
U.S. $35.00 Net Per Share
by
Tricem Acquisition, Corp.,
an indirect wholly owned subsidiary of
CEMEX, S.A. de C.V.
Tricem Acquisition, Corp., a Puerto Rico corporation ("Purchaser") and an indirect wholly owned subsidiary of CEMEX, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("CEMEX"), is offering to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of Puerto Rican Cement Company, Inc., a Puerto Rico corporation (the "Company"), at a price of $35.00 per Share, net to the seller in cash, without interest thereon, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2002 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to Citibank, N.A. (the "Depositary") will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank, and such broker or bank tenders the Shares on their behalf, should consult such institution as to whether it charges any service fees. Purchaser will pay all charges and expenses of the Depositary and Georgeson Shareholder Communications Inc., which is acting as the information agent for the Offer (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON MONDAY, JULY 29, 2002, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered (other than by guaranteed delivery where actual delivery has not occurred) pursuant to the terms and subject to the conditions of the Offer, and not properly withdrawn prior to the expiration of the Offer, that number of Shares which represents at least a majority of the then issued and outstanding Shares of common stock of the Company on a fully diluted basis (the "Minimum Condition"), and (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder having expired or been terminated. The Offer also is subject to certain other conditions contained in the Offer to Purchase. It is your responsibility to carefully read and consult with your advisors about such other conditions. Please read Sections 1 and 15 of the Offer to Purchase, which set forth in full important

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information describing the conditions to the Offer. Purchaser's obligation to purchase the Shares is not conditioned on any financing arrangements or subject to any financing condition. See Section 9 of the Offer to Purchase for a full description of CEMEX's and Purchaser's financing arrangements.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 11, 2002 (the "Merger Agreement"), among CEMEX, Purchaser and the Company. The purpose of the Offer is to permit CEMEX, through Purchaser, to acquire at least a majority voting interest of the then issued and outstanding common stock of the Company as the first step in acquiring the entire equity interest in the Company. The Merger Agreement provides that, among other things, Purchaser will commence the Offer and that as promptly as practicable after the purchase of the majority of the then issued and outstanding Shares of the Company pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and pursuant to relevant provisions of the General Corporation Law of the Commonwealth of Puerto Rico (the "PRGCL"), Purchaser will merge with and into the Company (the "Merger"), with the Company continuing as the surviving corporation. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, CEMEX or any of their respective subsidiaries, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the PRGCL) automatically will be converted into the right to receive $35.00 in cash, or any higher price that is paid pursuant to the Offer, without interest thereon. Without limiting the foregoing, effective upon the acceptance for payment of Shares pursuant to the Offer pursuant to the terms of the Merger Agreement, the holders of such Shares will sell and assign to CEMEX through Purchaser all right, title and interest in and to all of the Shares tendered (including, but not limited to, such holder's right to any and all dividends and distributions with a declaration date before, and a record date after, the scheduled or extended expiration date of the Offer).

The Company's Board of Directors, at a special meeting held on June 11, 2002, with one director absent, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to the Company's stockholders and in the best interests of the Company and its stockholders; (2) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (3) recommended that the Company's stockholders (A) accept the Offer and (B) if stockholder approval is necessary, approve the Merger Agreement and the Merger. Accordingly, the Company's Board of Directors has recommended that you accept the Offer and tender all of your Shares pursuant to the Offer.

Concurrently with entering into the Merger Agreement, Purchaser and CEMEX entered into substantially identical Transaction Support Agreements (as defined in the Offer to Purchase) with four stockholders of the Company that collectively own 1,482,804 Shares, constituting approximately 29% of the issued and outstanding Shares of the Company. Under the Transaction Support Agreements, these stockholders have agreed, among other things, to tender their Shares in the Offer and to vote for the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered (other than by guaranteed delivery where actual delivery has not taken place) and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Under no circumstances will Purchaser be held responsible for payment of interest on the purchase price of Shares as a consequence of any delay of the agent or any third party in making any payment to the tendering stockholders. Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after the timely receipt by the Depositary of (i) certificates for such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal (or manually signed facsimile

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thereof) with all required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Offer to Purchase and the Letter of Transmittal.

Subject to the terms of the Merger Agreement, Purchaser may, without the consent of the Company, extend the Expiration Date of the Offer:

(i) if, at the Expiration Date of the Offer, any of the conditions to the Offer have not been satisfied or, to the extent permitted by applicable laws waived, until such conditions are satisfied or, to the extent permitted by the Merger Agreement, waived;

(ii) for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law;

(iii) for up to 10 additional business days in increments of not more than two business days each (but in no event beyond the Termination Date (as defined in the Offer to Purchase)), if, immediately prior to the Expiration Date, the Shares tendered and not withdrawn pursuant to the Offer constitute more than 80% and less than 90% of the then issued and outstanding Shares of the Company, notwithstanding that all conditions to the Offer are satisfied as of the Expiration Date; or

(iv) in certain other circumstances as set forth in Section 1 of the Offer to Purchase; provided, that, in the case of any extension under clause (iii), CEMEX and Purchaser may not thereafter assert the failure of any of the conditions provided for in clause (b)(ii) of Section 15 of the Offer to Purchase, or for purposes of clause (b)(iii) or (c) of Section 15 of the Offer to Purchase, a Company Material Adverse Effect (as defined in the Offer to Purchase) or a material breach of a representation or warranty, in each such case, by reasons of an event other than a knowing, intentional breach by the Company occurring after the initial extension under clause (iii).

Purchaser has agreed in the Merger Agreement that, with certain exceptions, if any condition to the Offer is not satisfied or waived on the Expiration Date, Purchaser must extend the Offer, if such condition or conditions could reasonably be expected to be satisfied, until such conditions are satisfied or waived. See Section 1 and "Termination of the Merger Agreement" of Section 11 of the Offer to Purchase for more details on our ability to extend the Offer. The term "Expiration Date" means 12:00 midnight, Eastern time, on Monday, July 29, 2002, unless Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. Purchaser has the right to include a "subsequent offering period" in the event that the Minimum Condition has been satisfied but the Shares tendered and not withdrawn pursuant to the Offer constitute less than 90% of the Shares as of the Expiration Date. During a subsequent offering period, stockholders may tender, but not withdraw, their Shares and promptly receive the Offer consideration. Pursuant to federal securities laws, Purchaser may not extend the Offer during the subsequent offering period for less than three business days or more than 20 business days (for all such extensions).

Any extension of the period during which the Offer is open will be followed, as promptly as practicable, by public announcement thereof made by Purchaser, such announcement to be issued not later than 9:00 a.m., Eastern time, on the next business day as the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares (except during any subsequent offering period).

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date; however, Shares tendered in any subsequent offering period may not be withdrawn. Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares made pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then,

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prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered for the account of an Eligible Institution (as defined in the Offer to Purchase), the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, such notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Please note that all questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and possibly for the Commonwealth of Puerto Rico and other state, local and foreign income tax purposes as well. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize a gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Provided that such Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Long term capital gains recognized by an individual generally will be eligible for reduced rates of taxation, and the deductibility of capital losses is subject to limitations. The foregoing assumes that the Company is not a passive foreign investment company with respect to a particular stockholder in which case special tax rules could apply. All stockholders are encouraged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain United States federal income tax consequences of the Offer and the Merger, see
Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the address and telephone numbers set forth below and will be furnished promptly at Purchaser's expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder

17 State Street, 10th Floor
New York, NY 10004

Banks and Brokers call collect: (212) 440-9800
All Others Call Toll Free: (800) 616-5497

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July 1, 2002